Investor News	Fresenius Medical Care AG & Co. KGaA Investor Relations Else-Kröner-Str. 1 D-61352 Bad Homburg

Contact:

Oliver Maier
	Phone:	+ 49 6172 609 2601
	Fax:	+ 49 6172 609 2301
	E-mail:	ir@fmc-ag.com

North America:
Terry L. Morris
	Phone:	+ 1 800 948 2538
	Fax:	+ 1 615 345 5605
	E-mail:	ir@fmc-ag.com

Internet: www.fmc-ag.com

February 20, 2008

Fresenius Medical Care Reports Excellent Fourth Quarter and Full Year 2007 Results and Provides Strong Outlook for 2008
The Company clearly exceeded its financial targets, achieved record earnings and proposes its 11th consecutive annual dividend increase.

Summary Fourth Quarter 2007:

Net revenue	$2,569 million	+ 9%
Operating income (EBIT)	$428 million	+ 21%
Net income	$197 million	+ 30%
Earnings per share	$0.67	+ 29%

Summary Full Year 2007:

Net revenue		$9,720 million	+ 14%
Operating income (EBIT)		$1,580 million	+ 20%
Net income		$717 million	+ 34%
Earnings per share		$2.43	+ 33%

Dividend Proposal	Ordinary Share	€0.54	+ 15%
	Preference Share	€0.56	+ 14%

Bad Homburg, Germany – Fresenius Medical Care AG & Co. KGaA (“the Company”), the world’s largest provider of Dialysis Products and Services, today announced its results for the fourth quarter and full year of 2007.

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Fourth Quarter 2007:

Revenue

Net revenue for the fourth quarter 2007 increased by 9% to $2,569 million (6% at constant currency) compared to the fourth quarter 2006. Organic revenue growth worldwide was 4%. Dialysis Services revenue grew by 6% to $1,856 million (4% at constant currency) in the fourth quarter of 2007. Dialysis Product revenue increased by 18% to $713 million (10% at constant currency) in the same period.

North America revenue increased by 3% to $1,706 million. Dialysis Services revenue grew by 1% to $1,526 million. Excluding effects of the divestiture of the perfusion business, Dialysis Service revenue increased by 3%. Average revenue per treatment for the U.S. clinics decreased by 1% to $325 in the fourth quarter 2007 compared to $328 for the same quarter in 2006. At the same time, due to extremely good cost containment, the comparable costs per treatment decreased by 2% to $266 per treatment also contributing to a further margin expansion of 70 basis points in North America. Dialysis Product revenue increased by 17% to $180 million again well above market led by strong sales of our 2008K hemodialysis machines, peritoneal dialysis products and the phosphate binding drug PhosLo.

International revenue was $863 million, an increase of 24% (12% at constant currency) compared to the fourth quarter of 2006. Organic revenue growth of the international segment was 7%. Dialysis Services revenue reached $331 million, an increase of 35% (22% at constant currency). Dialysis Product revenue rose by 18% to $533 million (7% at constant currency), led by strong peritoneal dialysis products and dialyzers.

Earnings

Operating income (EBIT) increased by 21% to $428 million compared to $354 million in the fourth quarter 2006. Operating income for the fourth quarter 2006 includes costs of $25 million related to restructuring costs and in-process R&D. Excluding these effects, operating income for the fourth quarter 2007 increased by 13%. The operating margin improved from 16.1% in the fourth quarter 2006 excluding the one-time costs to 16.6% in 2007.

Operating income (EBIT) before one-time items Three months ended December 31, (in US-$ million)	2007	2006	% Change

Operating income (EBIT)	428	354	+ 21%
Cost of restructuring and in-process R&D	—	25
Operating income (EBIT) before one-time items	428	379	+ 13%

In North America, the operating margin increased from 17.1% (excluding the effects of one-time items) by 70 basis points to 17.8% due to the new PhosLo business, higher product sales and decreased operating costs per treatment. In the International segment, the operating margin also increased by 70 basis points to 18.4% mainly due to higher growth in the emerging markets and increased efficiencies.

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Net interest expense for the fourth quarter 2007 was $90 million compared to $96 million in the same quarter of 2006. This positive development was mainly attributable to lower average interest rates and a lower debt level.

Income tax expense was $135 million for the fourth quarter of 2007 compared to $99 million in the fourth quarter of 2006, reflecting effective tax rates of 39.8% and 38.5%, respectively.

Net income for the fourth quarter 2007 was $197 million, an increase of 30%. Net income increased by 16% when compared to the fourth quarter 2006 excluding the effects of one-time items in 2006.

Net income before one-time items Three months ended December 31, (in US-$ million)	2007	2006	% Change

Net income	197	152	+ 30%
Cost of restructuring and in-process R&D	—	18
Net income before one-time items	197	170	+ 16%

Earnings per share (EPS) for the fourth quarter of 2007 rose by 29% to $0.67 per ordinary share compared to $0.52 for the fourth quarter of 2006. The weighted average number of shares outstanding for the fourth quarter of 2007 was approximately 296.3 million shares compared to 295.0 million shares for the fourth quarter of 2006. The increase in shares outstanding resulted from stock option exercises in 2007.

Cash Flow

In the fourth quarter of 2007, the Company generated $309 million in cash from operations, representing approximately 12% of revenue, clearly ahead of our target. The extremely strong cash flow generation was primarily supported by higher earnings and a stable working capital.

A total of $184 million was spent for capital expenditures, net of disposals. Free Cash Flow before acquisitions was $125 million compared to $266 million in the fourth quarter of 2006 on a reported basis. A total of $118 million in cash was used for acquisitions.

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Full Year 2007:

The operations of Renal Care Group (RCG) are included in the Company’s consolidated statements of income and cash flows from April 1, 2006, therefore, the current results for the full year 2007 are not directly comparable with the results of the full year 2006.

Revenue and Earnings

Net revenue for 2007 was $9,720 million, up 14% from 2006. At constant currency, net revenue rose by 12%. Organic growth was 6% in 2007.

Operating income (EBIT) increased by 20% to $1,580 million compared to $1,318 million in 2006. Operating income for the full year 2006 includes cost of $37 million as a result of restructuring, the transformation of the Company’s legal form and in-process R&D, and a gain from the clinic divestitures of $40 million.

Excluding these items, operating income for 2007 increased also by 20%. This performance resulted in an operating margin of 16.3% compared to 15.5% for the year 2006.

Operating income (EBIT) before one-time items Twelve months ended December 31, (in US-$ million)	2007	2006	% Change

Operating income (EBIT)	1,580	1,318	+ 20%
Cost of restructuring, transformation and in-process R&D	—	37
Gain from divestiture	—	(40)
Operating income (EBIT) before one-time items	1,580	1,315	+ 20%

Net interest expense for the full year 2007 was $371 million compared to $351 million in 2006. The increase was mainly the result of additional interest expense partially offset by the write-off in 2006 of deferred financing costs related to the 2003 senior credit facility of $15 million, both in conjunction with the financing of the RCG acquisition.

Income tax expense was $466 million for the full year compared to $413 million in 2006, reflecting tax rates of 38.5% and 42.8%, respectively. The tax rate for 2006 was impacted by tax payments in the U.S mainly related to the gain on the divestiture of dialysis clinics in the U.S. Excluding this impact, the effective tax rate for 2006 was at 39.8%.

Fresenius Medical Care AG & Co. KGaA, February 20, 2008	4 of 18

For the full year 2007, net income was $717 million, up 34% from 2006. Net income for 2007 increased by 25% compared to 2006 excluding the effects of one-time items in 2006.

Net income before one-time items Twelve months ended December 31, (in US-$ million)	2007	2006	% Change

Net income	717	537	+ 34%
Cost of restructuring, transformation and in-process R&D	—	24
Write-off FME prepaid financing fees	—	9
Loss from divestiture	—	4
Net income before one-time items	717	574	+ 25%

For the full year 2007, earnings per ordinary share rose by 33% to $2.43. The weighted average number of shares outstanding during 2007 was approximately 295.7 million.

Cash Flow

Cash from operations during the full year 2007 was $1,200 million compared to $908 million for 2006 on a reported basis. Excluding the effects of one-time items, cash from operations was $1,106 million for 2006. The increase compared to prior year was mainly due to increased earnings.

A total of $549 million was used for capital expenditures, net of disposals. Free Cash Flow before acquisitions for 2007 was $651 million compared to $458 million in 2006. The underlying Free Cash Flow before acquisitions and the effects of one-time items for 2006 was $656 million. A total of $228 million in cash was used for acquisitions, net of divestitures. Free Cash Flow after acquisitions for the full year 2007 was $423 million.

Please refer to the attachments for a complete overview on the fourth quarter and the full year of 2007 and the reconciliation of non-GAAP financial measures included in this release to the most comparable GAAP financial measures.

Patients – Clinics – Treatments

As of December 31, 2007, Fresenius Medical Care treated 173,863 patients worldwide, which represents a 6% increase in patients compared to last year. North America provided dialysis treatments for 121,431 patients, an increase of 3%. Including 33 clinics managed by Fresenius Medical Care North America, the number of patients in North America was 123,273. The International segment served 52,432 patients, an increase of 15% over last year.

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As of December 31, 2007, the Company operated a total of 2,238 clinics worldwide. This is comprised of 1,602 clinics in North America, an increase of 3%, and 636 clinics in the International segment, an increase of 16%.

Fresenius Medical Care delivered approximately 26.44 million dialysis treatments worldwide during 2007. This represents an increase of 11% year over year. North America accounted for 18.45 million treatments, an increase of 9%, and the International segment delivered 7.99 million treatments, an increase of 16% over last year.

Employees

As of December 31, 2007, Fresenius Medical Care had 61,406 employees (full-time equivalents) worldwide compared to 56,803 employees at the end of 2006. The increase of 4,603 employees is primarily due to continued organic growth in the U.S. and acquisitions in Asia.

Dividends

The Company will continue to follow an earnings-driven dividend policy. For the eleventh consecutive year, shareholders can expect to receive an increased annual dividend for the fiscal year 2007. At the Annual General Meeting to be held on May 20, 2008, shareholders will be asked to approve a dividend of €0.54 per ordinary share, an increase of 15% from 2006 (€0.47) and €0.56 per preference share, an increase of 14% from 2006 (€0.49).

Debt/EBITDA Ratio

The ratio of debt to Earnings before Interest, Taxes and Amortization (EBITDA) decreased from 3.23 at the end of 2006 to 2.84 at the end of 2007.

Rating

There have been no rating changes in the fourth quarter 2007, Standard & Poor’s Ratings Services rates the Company’s corporate credit rating as ‘BB’ with a ‘stable’ outlook.

Moody’s rates the Company’s corporate credit rating as ‘Ba2’ with a ‘positive’ outlook.

Fresenius Medical Care AG & Co. KGaA, February 20, 2008	6 of 18

Refinancing of Trust Preferred Securities

At the beginning of February, we refinanced our Capital Trust II and III Trust Preferred Securities. They were mandatorily redeemable after a period of ten years, expiring on February 1, 2008. The stated amount of Capital Trust II was $450 million, with a fixed interest rate of 7 7/8%; the stated amount of Capital Trust III totaled DM300 million, with an interest rate of 7 3/8%. Fresenius Medical Care’s existing financing facilities were utilized to affect the refinancing.

Outlook for 2008

For the full year 2008, the Company expects to achieve revenue of more than $10.4 billion, an increase of more than 7%.

Net income is expected to be between $805 million and $825 million in 2008, an increase of 12% to 15%.

The Company expects to spend $650 to $750 million on capital expenditures and $150 to $250 million on acquisitions. The debt/EBITDA ratio is expected to decrease below 2.8 by the end of 2008.

For 2010, Fresenius Medical Care continues to expect revenue of more than $11.5 billion. Earnings after tax are projected to grow in the low- to mid-teens per year.

Ben Lipps, Chief Executive Officer of Fresenius Medical Care, commented: “Our excellent performance in 2007 achieving record revenue and earnings for the year reflects the strong demand for our products and services worldwide. Both, the North American segment and the International segment contributed to this outstanding performance. Overall, we continued to grow above market in our global product business and are the leading provider of dialysis services in all four major regions in the world. We are pleased to have again exceeded our guidance in 2007 and are proposing to deliver our eleventh consecutive dividend increase to our shareholders. We have made good progress on our growth initiatives and with our global presence, we are confident to continue our strong performance in 2008.”

Video Webcast

Fresenius Medical Care will hold an analyst meeting at its headquarters in Bad Homburg, Germany, to discuss the results of the fourth quarter and the full year of 2007 on Wednesday, February 20, 2008, at 3.15pm CET / 9.15am EST. The Company invites investors to view the live webcast of the meeting at the Company’s website www.fmc-ag.com in the “Investor Relations” section. A replay will be available shortly after the meeting.

Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,600,000 individuals worldwide. Through its network of 2,238 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 173,863 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME, FME3) and the New York Stock Exchange (FMS, FMS/P).

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For more information about Fresenius Medical Care visit the Company’s website at www.fmc-ag.com.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Fresenius Medical Care AG & Co. KGaA, February 20, 2008	8 of 18

Fresenius Medical Care Statements of Earnings	Three Months Ended December 31,			Twelve Months Ended December 31,

(in US-$ thousands, except share and per share data)	2007	2006	% Change	2007	2006	% Change

Net revenue
Dialysis Care	1,856,331	1,749,326	6.1%	7,213,000	6,377,390	13.1%
Dialysis Products	712,957	603,025	18.2%	2,507,314	2,121,648	18.2%
Total net revenue	2,569,288	2,352,351	9.2%	9,720,314	8,499,038	14.4%

Cost of revenue	1,673,172	1,532,894	9.2%	6,364,519	5,621,482	13.2%
Gross profit	896,116	819,457	9.4%	3,355,795	2,877,556	16.6%
Selling, general and administrative	445,469	451,808	-1.4%	1,709,150	1,548,369	10.4%
Gain on sale of dialysis clinics	—	—		—	(40,233)
Research and development	22,977	13,946	64.8%	66,523	51,293	29.7%
Operating income (EBIT)	427,670	353,703	20.9%	1,580,122	1,318,127	19.9%

Interest income	(9,540)	(5,588)	70.7%	(28,588)	(20,432)	39.9%
Interest expense	99,268	101,764	-2.5%	399,635	371,678	7.5%
Interest expense, net	89,728	96,176	-6.7%	371,047	351,246	5.6%
Earnings before income taxes and minority interest	337,942	257,527	31.2%	1,209,075	966,881	25.0%
Income tax expense	134,555	99,088	35.8%	465,652	413,489	12.6%
Minority interest	5,973	6,415		26,293	16,646
Net income	197,414	152,024	29.9%	717,130	536,746	33.6%

Operating income (EBIT)	427,670	353,703	20.9%	1,580,122	1,318,127	19.9%
Depreciation and amortization	103,468	87,440	18.3%	363,329	308,698	17.7%
EBITDA	531,138	441,143	20.4%	1,943,451	1,626,825	19.5%

Total bad debt expenses	49,235	48,456		201,998	177,285

Earnings per ordinary share	$0.67	$0.52	29.3%	$2.43	$1.82	32.9%
Earnings per ordinary ADS	$0.67	$0.52	29.3%	$2.43	$1.82	32.9%

Weighted average number of shares
Ordinary shares	292,545,441	291,376,746		291,929,141	290,621,904
Preference shares	3,772,720	3,655,326		3,739,470	3,575,376

Percentages of revenue
Cost of revenue	65.1%	65.2%		65.5%	66.1%
Gross profit	34.9%	34.8%		34.5%	33.9%
Selling, general and administrative	17.3%	19.2%		17.6%	18.2%
Gain on sale of dialysis clinics	0.0%	0.0%		0.0%	-0.5%
Research and development	0.9%	0.6%		0.7%	0.6%
Operating income (EBIT)	16.6%	15.0%		16.3%	15.5%

Interest expense, net	3.5%	4.1%		3.8%	4.1%
Earnings before income taxes and minority interest	13.2%	10.9%		12.4%	11.4%
Income tax expense	5.2%	4.2%		4.8%	4.9%
Minority interest	0.2%	0.3%		0.3%	0.2%
Net income	7.7%	6.5%		7.4%	6.3%

EBITDA	20.7%	18.8%		20.0%	19.1%

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Fresenius Medical Care Segment and Other Information	Three Months Ended December 31,			Twelve Months Ended December 31,

(in US-$ million)	2007	2006	% Change	2007	2006	% Change

Net revenue
North America	1,706	1,658	2.9%	6,663	6,025	10.6%
International	863	694	24.4%	3,057	2,474	23.6%
Total net revenue	2,569	2,352	9.2%	9,720	8,499	14.4%

Operating income (EBIT)
North America	304	260	16.6%	1,130	965	17.1%
International	159	123	29.0%	544	440	23.5%
Corporate	(35)	(29)	17.0%	(94)	(87)	7.9%
Total operating income (EBIT)	428	354	20.9%	1,580	1,318	19.9%

Operating income in percentage of revenue
North America	17.8%	15.7%		17.0%	16.0%
International	18.4%	17.7%		17.8%	17.8%
Total	16.6%	15.0%		16.3%	15.5%

Excluding one-time items 1)
Operating income (EBIT)
North America	304	284	6.9%	1,130	958	18.0%
International	159	123	29.0%	544	440	23.5%
Corporate	(35)	(28)	24.7%	(94)	(83)	12.5%
Total operating income (EBIT)	428	379	12.8%	1,580	1,315	20.2%

Operating income in percentage of revenue
North America	17.8%	17.1%		17.0%	15.9%
International	18.4%	17.7%		17.8%	17.8%
Total	16.6%	16.1%		16.3%	15.5%

Employees
Full-time equivalents				61,406	56,803

1) One-time costs associated with restructuring costs, in-process R&D, the transformation of legal form and the gain on FTC mandated sale of clinics in 2006.

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Fresenius Medical Care Reconciliation of non US-GAAP financial measures to the most directly comparable US-GAAP financial measures	Three Months Ended December 31,			Twelve Months Ended December 31,

(in US-$ million)	2007	2006	% Change	2007	2006	% Change

Operating performance excluding one-time items1)
Operating income (EBIT)	428	354	21%	1,580	1,318	20%
One-time items2)	—	25		—	(3)
Operating income (EBIT) excluding one-time items1)	428	379	13%	1,580	1,315	20%
Percent of revenue	16.6%	16.1%		16.3%	15.5%

Net income	197	152	30%	717	537	34%
One-time items2)	—	18		—	37
Net income excluding one-time items1)	197	170	16%	717	574	25%

Segment information North America
Net revenue	1,706	1,658
Costs of revenue and research and development	1,141	1,117
Selling, general and administrative	261	281
Costs of revenue and operating expenses	1,402	1,398
Operating income (EBIT)	304	260
One-time items2)	—	24
Operating income (EBIT) excluding one-time items1)	304	284
Percent of revenue	17.8%	17.1%

Dialysis Products revenue incl. and excl. internal sales
North America
Dialysis Products revenue incl. internal sales	310	284
less internal sales	(130)	(131)
Dialysis Products external sales	180	153
International
Dialysis Products revenue incl. internal sales	608	501
less internal sales	(75)	(51)
Dialysis Products external sales	533	450

Reconciliation of cash flow from operating activities to EBITDA3)
Total EBITDA				1,943	1,627
Interest expense, net				(371)	(351)
Income tax expense				(466)	(413)
Change in working capital and other non cash items				94	45
Net cash provided by operating activities				1,200	908

Annualized EBITDA4)
Operating income (EBIT) last twelve months				1,580	1,367
Depreciation and amortization last twelve months				363	326
Non cash charges				41	35
Annualized EBITDA				1,984	1,728

1) These non US-GAAP financial measures are provided to assist readers in evaluation of Fresenius Medical Care’s underlying operating performance.
2) One-time costs associated with restructuring costs, in-process R&D, the transformation of legal form and the gain on FTC mandated sale of clinics as well as the write-off of deferred financing costs related to the 2003 senior credit facility in 2006 as applicable.
3) EBITDA is the basis for determining compliance with certain covenants in Fresenius Medical Care’s long-term debt instruments.
4) EBITDA 2006: Pro forma numbers including RCG, before FTC mandated divestitures, excluding one-time costs for the acquisition.

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Fresenius Medical Care Balance Sheet	December 31,	December 31,

(in US-$ million)	2007	2006

Assets
Current assets	3,859	3,412
Intangible assets	7,936	7,554
Other non-current assets	2,375	2,079
Total assets	14,170	13,045

Shareholders’ equity and liabilities
Current liabilities	3,026	2,376
Long-term liabilities	5,569	5,799
Shareholders’ equity	5,575	4,870
Total shareholders’ equity and liabilities	14,170	13,045

Equity/assets ratio:	39%	37%

Debt
Short-term borrowings	217	331
Short-term borrowings from related parties	2	5
Current portion of long-term debt and capital lease obligations	85	160
Current portion of Trust Preferred Securities	670	—
Long-term debt and capital lease obligations, less current portion	4,004	3,829
Trust Preferred Securities	664	1,254
Total debt	5,642	5,579

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Fresenius Medical Care Cash Flow Statement	2007	2006

Twelve Months Ended December 31, (in US-$ million)

Operating activities
Net income	717	537
Depreciation / amortization	363	309
Change in working capital and other non cash items	120	126
Net tax payments related to clinic divestitures and RCG acquisition	—	(64)
Cash Flow from operating activities	1,200	908

Investing activities
Purchases of property, plant and equipment	(580)	(467)
Proceeds from sale of property, plant and equipment	31	17
Capital expenditures, net	(549)	(450)
Free Cash Flow	651	458

Acquisitions, net of cash acquired	(258)	(4,307)
Proceeds from divestitures	30	516
Free Cash Flow after investing activities	423	(3,333)

Financing activities
Change in accounts receivable securitization program	(181)	172
Change in intercompany debt	(3)	(16)
Change in other debt	19	3,035
Proceeds from exercise of stock options	47	54
Proceeds from conversion of preference shares into ordinary shares	—	307
Cash paid for repurchase preferred stock	(8)	—
Change in minority interest	(27)	(15)
Dividends paid	(188)	(154)
Cash Flow from financing activities	(341)	3,383

Effects of exchange rates on cash	4	24
Net increase in cash	86	74

Cash at beginning of period	159	85
Cash at end of period	245	159

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Fresenius Medical Care Reconciliaton of Cash Flow	Three Months Ended December 31,		Twelve Months Ended December 31,

(in US-$ million)	2007	2006	2007	2006

Net cash provided by operating activities adjusted	309	443	1,200	1,106
Tax payments for prior years	—	—	—	(99)
RCG acquisition	—	—	—	(99)
Net cash provided by operating activities	309	443	1,200	908

Capital expenditures (net)	(184)	(177)	(549)	(450)

Free Cash Flow adjusted	125	266	651	656
Tax payments for prior years	—	—	—	(99)
RCG acquisition	—	—	—	(99)
Free Cash Flow	125	266	651	458

Divestitures adjusted	—	—	30	—
RCG acquisition	—	9	—	516
Divestitures	—	9	30	516

Acquisitions adjusted	(118)	(115)	(258)	(159)
RCG acquisition	—	(3)	—	(4,148)
Acquisitions	(118)	(118)	(258)	(4,307)

Free Cash Flow after acquisitions and divestitures adjusted	7	151	423	497
Tax payments for prior years	—	—	—	(99)
RCG acquisition	—	6	—	(3,731)
Free Cash Flow after acquisitions and divestitures	7	157	423	(3,333)

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Fresenius Medical Care Quarterly Performance Scorecard - Revenue

Three months ended December 31, (in US-$ thousands, except per-treatment revenue)	2007	cc	2006	cc

North America
Net revenue	1,705,741		1,658,076
Growth year-over-year	2.9%		38.9%

Dialysis Care	1,525,799		1,504,896
Growth year-over-year	1.4%		43.5%
U.S. per treatment	325		328
Per treatment	321		325
Sequential growth	-0.6%		1.2%
Growth year-over-year	-1.3%		8.7%

Dialysis Products
incl. internal sales	310,017		283,866
Growth year-over-year	9.2%		19.6%
External sales	179,942		153,180
Growth year-over-year	17.5%		5.3%

International
Net revenue	863,483		694,274
Growth year-over-year	24.4%	12.3%	20.1%	14.0%

Dialysis Care	330,532		244,430
Growth year-over-year	35.2%	22.2%	17.5%	12.6%
Per treatment	160	145	138	133
Sequential growth	4.4%		4.7%
Growth year-over-year	15.5%	4.4%	8.8%	4.3%

Dialysis Products
incl. internal sales	607,807		501,055
Growth year-over-year	21.3%	9.3%	18.9%	12.4%
External sales	532,951		449,844
Growth year-over-year	18.5%	7.0%	21.5%	14.8%

cc = at constant exchange rates

Fresenius Medical Care AG & Co. KGaA, February 20, 2008	15 of 18

Fresenius Medical Care Quarterly Performance Scorecard - Dialysis Care Volume

Three months ended December 31,	2007	2006

North America
Number of treatments	4,752,697	4,540,797
Treatments per day	59,409	57,475
Per day sequential growth	0.3%	0.9%
Per day year-over-year growth of which:	3.4%	32.2%
- Acquisition RCG	0.0%	32.9%
- FTC divestitures	0.0%	-3.2%
- Other acquisitions	0.6%	0.5%
- Same market growth year-over-year	3.0%	2.3%
- Adjustments for closed/sold facilities, yield and other	-0.2%	-0.3%

International
Number of treatments	2,066,472	1,765,471
Same market growth year-over-year	6.2%	9.1%

Fresenius Medical Care
Quarterly Performance Scorecard - Expenses

Three months ended December 31,	2007	2006

North America
Costs of revenue and operating expenses
Percent of revenue1)	82.2%	84.3%
Selling, general and administrative
Percent of revenue1)	15.3%	17.0%
Bad debt expenses
Percent of revenue	2.7%	2.9%
Dialysis Care operating expenses/Treatment (in US-$)	263	267
Sequential growth	-2.0%	-0.5%
Growth year-over-year	-1.7%	4.4%

Total Group
Costs of revenue and operating expenses
Percent of revenue2)	83.4%	85.0%
Selling, general and administrative
Percent of revenue2)	17.3%	19.2%
Effective tax rate	39.8%	38.5%

1) 2006 includes 1.4% restructuring costs and in-process R&D.
2) 2006 includes 1.1% restructuring costs, in-process R&D and costs for the transformation of legal form.

Fresenius Medical Care AG & Co. KGaA, February 20, 2008	16 of 18

Fresenius Medical Care Quarterly Performance Scorecard - Cash Flow/Investing Activities

Three months ended December 31, (in US-$ thousands, except number of de novos)	2007	2006

Total Group
Operating Cash Flow	309,371	442,839
Percent of revenue	12.0%	18.8%

Free Cash Flow before acquisitions	124,846	265,606
Percent of revenue	4.9%	11.3%

Acquisitions, net	118,285	117,745

Divestitures	—	(9,012)

Capital expenditures, net	184,525	177,234
Percent of revenue	7.2%	7.5%

Maintenance	87,327	75,640
Percent of revenue	3.4%	3.2%

Growth	97,198	101,594
Percent of revenue	3.8%	4.3%

Number of de novos	17	26
North America	10	18
International	7	8

Fresenius Medical Care Quarterly Performance Scorecard - Balance Sheet

Three months ended December 31,	2007	2006

Total Group
Debt (in US-$ million)	5,642	5,579
Debt/EBITDA	2.8	3.2

North America
Days sales outstanding	58	59
Sequential development	1.8%	1.7%
Year-over-year development	-1.7%	-6.3%

International
Days sales outstanding	110	119
Sequential development	-3.5%	-2.5%
Year-over-year development	-7.6%	-0.8%

Fresenius Medical Care AG & Co. KGaA, February 20, 2008	17 of 18

Fresenius Medical Care Quarterly Performance Scorecard

Three months ended September 30,	2007	2006	1)

Clinical Performance
North America (U.S.)
Single Pool Kt/v > 1.2	95%		95%
Hemoglobin >= 11g/dl	80%		83%
Albumin >= 3.5 g/dl 2)	80%		80%
Hospitalization days per patient 3) (12 months ending Dec 31,)	9.9		10.1

Demographics
North America (U.S.)
Average age (yr)	62		62
Average time on dialysis (yr)	3.5		3.5
Average body weight (kg)	79		78
Prevalence of diabetes	53%		52%

1) Q4 2006 data: without former RCG facilities
2) International standard BCR CRM470
3) Hospitalization data without former RCG facilities

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